Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”) is dated March 17, 2015, by and among BARRETT GREEN MANAGEMENT LLC, a New York limited liability company (“Buyer”) and GREEN ENERGY MANAGEMENT SERVICES, INC., a Delaware corporation (“Seller”).

RECITALS

WHEREAS, Seller owns and operates an energy management company engaging in two lines of business (i) marketing and selling energy saving lighting products utilizing light emitting diodes and (ii) marketing and selling the GEM Water Management System which utilizes water conservation technology (collectively referred to herein as the “Business”);

WHEREAS, Seller is wholly-owned by Green Energy Management Services Holdings, Inc., a Delaware corporation (“Parent”); and

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Business of Seller for the consideration and on the terms set forth in this Agreement.

NOW THEREFORE, the parties, intending to be legally bound, agree as follows:

1. DEFINITIONS. For purposes of this Agreement, capitalized terms and phrases and variations thereof have the meanings specified or referred to in Addendum I hereto.

2. SALE AND TRANSFER OF ASSETS; CLOSING.

2.1 Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrance (other than collateral assignments granted to Barrett Capital Corporation), all of Seller’s right, title and interest in and to all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including the following (but excluding the Excluded Assets):

(a) all cash in Seller’s TD Bank accounts and accounts receivable related to any proceeds received from the Riverbay Contracts;

(b) all inventory;

(c) all of the going concern value and goodwill associated therewith;

(d) all of the intangible rights and property of Seller, including Intellectual Property Assets, including the name “GEM Water Management System,” facsimile numbers, e-mail addresses, universal resource locators (other than for use by Parent), social media identifiers and locators and related content; provided, however, that any intangible rights and property of Seller related to its Green Energy Management Services name shall be retained by Seller;

(e) the Technology License Agreement by and among PMP Pool Maintenance Protection, Inc., a Florida corporation, Juan Carlos Bocos and Seller dated September 29, 2010, and Technology Assignment Agreement between PMP Pool Maintenance Protection, Inc., Juan Carlos Bocos and Seller dated February 23, 2012 (collectively, the “License Agreement”);

(f) all going concern value of the Business and the goodwill of, and associated with the Assets or otherwise in connection with, the Business; and

(g) all claims of Seller against third parties relating to the Assets, whether choate or inchoate, known or unknown, contingent or noncontingent.

All of the property and assets to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.” Notwithstanding the foregoing, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets unless Buyer expressly assumes that Liability pursuant to Section 2.4(a).

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets of Seller (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Assets and shall remain the property of Seller after the Closing:

(a) all rights of Seller under this Agreement, the Bill of Sale, the Assignment and Assumption Agreement;

(b) all cash other than in Seller’s TD Bank accounts, provided, that any cash in Seller’s TD Bank accounts not related to any proceeds received from the Riverbay Contracts shall be retained by Seller;

(c) all domain names;

(d) the name “Green Energy Management Services” and any intangible rights and property of Seller related to such name; and

(e) all rights, titles and interests in and to all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, related in any way to the Seller’s or Parent’s business operations in the Cannabis Industry.

2.3 Consideration. The consideration for the Assets (the “Purchase Price”) will be the execution and delivery of the Assignment and Assumption Agreement.

2.4 Liabilities.

(a) At the Closing, Buyer shall assume and agree to discharge (i) all obligations, whether arising before or after the Closing, under the License Agreement, (ii) all liabilities, whether arising before or after the Closing with respect to the Riverbay Contracts, (iii) all liabilities, whether arising before or after the Closing with respect to the BCC Agreement, and (iv) all obligations of Seller and/or Parent to Barrett Capital Corporation or individually to Mr. Korn (the “Assumed Liabilities”).

(b) The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. “Retained Liabilities” shall mean every Liability of Seller other than the Assumed Liabilities.

2.5 Allocation. After the Closing, the parties shall agree to an allocation of the Purchase Price for all tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code. Buyer shall prepare and deliver IRS Form 8594 to Seller within forty-five (45) days after the Closing to be filed with the IRS. The Seller shall have twenty (20) days to review such form and submit to Buyer any comments or changes to such form.

2.6 Closing. The purchase and sale provided for in this Agreement (the “Closing”) will take place at the offices of Buyer’s counsel simultaneous with the execution and delivery hereof. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.”

2.7 Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a) Seller shall deliver to Buyer:

(i) a bill of sale for all of the Assets (the “Bill of Sale”) executed by Seller;

(ii) an assignment of all of the Seller Contracts, which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”) executed by Seller;

(iii) subject to Section 2.2, assignments of all intellectual property and separate assignments of all registered trademarks, tradenames and copyrights in connection with the Business each in form and substance reasonably satisfactory to Buyer and executed by Seller;

(iv) a certificate of an authorized officer of Seller certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Seller and Parent and certifying and attaching all requisite resolutions or actions of (i) Seller’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of the authorized officer or officers of Seller executing this Agreement and any other document relating to the transactions contemplated hereby, and (ii) Parent’s board of directors approving the execution and delivery of this Agreement (solely with respect to Section 6) and certifying to the incumbency and signatures of the authorized officer or officers of Parent executing this Agreement (solely with respect to Section 6); and

(v) that Separation Agreement and General Release by and between Parent and Barry P. Korn dated February 28, 2015 (the “Separation Agreement”); and

(vi) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and executed by Seller; and

(b) Buyer shall deliver to Seller:

(i) the Assignment and Assumption Agreement executed by Buyer;

(ii) a certificate of the Managing Member of Buyer certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of Buyer and certifying and attaching all requisite resolutions or actions of Buyer’s members or managers approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and certifying to the incumbency and signatures of the authorized person of Buyer executing this Agreement and any other document relating to the transactions contemplated hereby;

(iii) the Separation Agreement executed and delivered by Mr. Korn; and

(iv) evidence reasonably satisfactory to Seller that the seven (7) day revocation period required under the Separation Agreement has expired and that Mr. Korn has elected not to revoke the Separation Agreement.

(c) It shall be a condition that on or prior to the Closing that Seller completes or shall have completed the cannabis transaction Parent and its Board of Directors.

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Buyer as follows, except as set forth in a disclosure schedule annexed hereto:

3.1 Organization and Good Standing. Each of Seller and Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Upon the execution and delivery by Seller of the Bill of Sale and the Assignment and Assumption Agreement and each other agreement to be executed or delivered by Seller at the Closing (collectively, the “Seller’s Closing Documents”), and upon the execution of the Seller’s Closing Documents by the parties thereto, each of Seller’s Closing Documents will constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity. Seller has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Seller’s Closing Documents and to perform its obligations under this Agreement and the Seller’s Closing Documents.

3.3 Title to Assets. Except as set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other than collateral assignments granted to Barrett Capital Corporation, Seller owns good and transferable title to all of the Assets free and clear of any lien, claim or encumbrance.

3.4 Sufficiency of Assets. The Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Seller.

3.5 Contracts. Except as set forth in the Company’s filings with the SEC and other than as provided in assignments granted to Barrett Capital Corporation:

(a) Except as disclosed on Schedule 3.5(a) hereto, each Seller Contract and the License Agreement (i) is in full force and effect and is valid and enforceable in accordance with its terms; and (ii) is assignable by Seller to Buyer without the consent of any other Person, provided that Buyer agrees and acknowledges that the no consent of Riverbay is required to consummated the transactions contemplated by this Agreement. To the extent any consent or approval of Riverbay is required, Buyer agrees to seek such consent and approval after the Closing.

(b) Except as disclosed on Schedule 3.5(b) hereto, Seller is in compliance with all applicable terms and requirements of each Seller Contract and the License Agreement.

(c) Except as disclosed on Schedule 3.5(c) hereto, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Seller under any Seller Contract or the License Agreement with any Person having the contractual or statutory right to demand or require such renegotiation and no such Person has made written demand for such renegotiation.

3.6 Intellectual Property Assets. The Intellectual Property Assets are all those necessary for the operation of the Business as it is currently conducted.

4. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Seller as follows:

4.1 Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New York.

4.2 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of the Assignment and Assumption Agreement, the Note and each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer’s Closing Documents”), and upon the execution of the Buyer’s Closing Documents by the parties thereto, each of the Buyer’s Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited under applicable bankruptcy, insolvency and similar laws, rules or regulations affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity. Buyer has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents.

5. FURTHER ASSURANCES. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

6. INDEMNIFICATION; REMEDIES.

6.1 Survival. All representations, warranties, covenants and obligations in this Agreement and any other certificate or document delivered pursuant to this Agreement shall survive for a period of twelve (12) months following the Closing.

6.2 Indemnification and Reimbursement by Seller and Parent. Seller and Parent, jointly and severally, will indemnify and hold harmless Buyer, and its members and managers (collectively, the “Buyer Indemnified Persons”), and will reimburse the Buyer Indemnified Persons for any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees and expenses), whether or not involving a Third-Party Claim (collectively, “Damages”), arising from or in connection with:

(a) any breach of any representation or warranty made by Seller in this Agreement or any other certificate, document, writing or instrument delivered by Seller pursuant to this Agreement;

(b) any breach of any covenant or obligation of Seller in this Agreement or in any other certificate, document, writing or instrument delivered by Seller pursuant to this Agreement; or

(c) any Retained Liabilities.

6.3 Indemnification and Reimbursement by Buyer. Buyer will indemnify and hold harmless Seller and Parent, and their respective officers, directors, employees and representatives (“Seller Indemnified Parties”), and will reimburse Seller Indemnified Parties, for any Damages arising from or in connection with:

(a) any breach of any representation or warranty made by Buyer in this Agreement or any other certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement;

(b) any breach of any covenant or obligation of Buyer in this Agreement or in any other certificate, document, writing or instrument delivered by Buyer pursuant to this Agreement; or

(c) any Assumed Liabilities.

6.4 Third-Party Claims.

(a) Promptly after receipt by a Person entitled to indemnity under Section 6.2 or 6.3 (an “Indemnified Person”) of notice of the assertion of a Third-Party Claim against it, such Indemnified Person shall give notice to the Person obligated to indemnify under such Section (an “Indemnifying Person”) of the assertion of such Third-Party Claim, provided that the failure to notify the Indemnifying Person will not relieve the Indemnifying Person of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the defense of such Third-Party Claim is prejudiced by the Indemnified Person's failure to give such notice.

(b) If an Indemnified Person gives notice to the Indemnifying Person pursuant to Section 6.4(a) of the assertion of a Third-Party Claim, the Indemnifying Person shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Person is also a Person against whom the Third-Party Claim is made and the Indemnified Person determines in good faith that joint representation would be inappropriate or (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim), to assume the defense of such Third-Party Claim with counsel satisfactory to the Indemnified Person. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this Section 6.4 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation. If the Indemnifying Person assumes the defense of a Third-Party Claim, (A) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third-Party Claim are within the scope of and subject to indemnification, and (B) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Person without the Indemnified Person's consent unless (x) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any Person; (y) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (z) the Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If notice is given to an Indemnifying Person of the assertion of any Third-Party Claim and the Indemnifying Person does not, within ten (10) days after the Indemnified Person's notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third-Party Claim, the Indemnifying Person will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Indemnified Person.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the Indemnifying Person will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

(d) Notwithstanding the provisions of Section 7.7, Seller and Parent hereby consent to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Buyer Indemnified Person for purposes of any claim that a Buyer Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein and agree that process may be served on Seller and Parent with respect to such a claim anywhere in the world. Notwithstanding the provisions of Section 7.7, Buyer hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Seller Indemnified Person for purposes of any claim that a Seller Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein and agree that process may be served on Buyer with respect to such a claim anywhere in the world.

(e) With respect to any Third-Party Claim subject to indemnification under this Section 6: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(f) With respect to any Third-Party Claim subject to indemnification under this Section 6, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its best efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

6.5 Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice.

7. GENERAL PROVISIONS.

7.1 Notices. All notices and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the addresses or e-mail addresses and marked to the attention of the person (by name or title) designated on Addendum II hereto below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties).

7.2 Waiver; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

7.3 Entire Agreement and Modification. This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter and constitutes (along with the other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

7.4 Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party; except that Seller may assign or a part of its rights to Parent. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of Parent and the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and Parent any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 7.4.

7.5 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

7.6 Governing Law. This Agreement will be governed by and construed under the laws of the State of New York without regard to conflicts-of-laws principles that would require the application of any other law.

7.7 Jurisdiction; Service of Process. Any proceeding arising out of or relating to this Agreement shall be brought in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement in any other court.

7.8 Counterpart Execution; Facsimile Signature. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one agreement. In the event that any signature is delivered by facsimile transmission, PDF, electronic signature or other similar electronic means, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

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IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date first written above.

Buyer:

BARRETT GREEN MANAGEMENT LLC

By:	/s/ Barry P. Korn
Name: Barry P. Korn
Title: Managing Member

Seller:

GREEN ENERGY MANAGEMENT SERVICES, INC.

By:	/s/ Dr. Robert Thomson
Name: Dr. Robert Thomson
Title: Acting Chief Financial Officer

With respect to Section 6 hereof:

Parent:

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

By:	/s/ Dr. Robert Thomson
Name: Dr. Robert Thomson
Title: Acting Chief Financial Officer

Addendum I

DEFINITIONS

“BCC Agreement” -- the Assignment, Assumption and Indemnity Agreement dated November 15, 2011, by and between Seller and Barrett Capital Corporation.

“Business Day” -- any day other than (a) Saturday or Sunday or (b) any other day on which banks in New York State are permitted or required to be closed.

“Code” -- the Internal Revenue Code of 1986, as amended.

“Encumbrance” -- any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Governing Documents” -- with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; or (b) if a limited liability company, the articles of organization and operating agreement.

“Intellectual Property Assets” -- all intellectual property owned or licensed (as licensor or licensee) by Seller related to the Business in which Seller has a proprietary interest, including (i)registered and unregistered trademarks, service marks and applications (collectively, “Marks”); (ii) all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”); (iii) all registered and unregistered copyrights in both published works and unpublished works (collectively, “Copyrights”); (iv) all rights in mask works; (v) all know-how, trade secrets, confidential or proprietary information, customer lists, Software, technical information, data, process technology, plans, drawings and blue prints (collectively, “Trade Secrets”).

“IRS” -- the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Liability” -- with respect to Seller, any liability or obligation of Seller of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of Seller.

“Person” -- an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a governmental body.

“Proceeding” -- any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any governmental body or arbitrator.

“Riverbay Contracts” -- each of (i) Co-Op City Contract 2670 by and between Riverbay Corporation and Seller, including Change Order #1 dated July 12, 2013 and Change Order #2 dated February 21, 2014; (ii) Co-op City Contract 2591 by and between The Riverbay Fund, Inc. and Seller, including Change Order #1 dated October 22, 2010; (iii) Sales and User Agreement, dated as of November 2, 2010, by and between The Riverbay Fund, Inc. and Seller; and (iv) Water Management Agreement, dated as of May 3, 2011, by and between Riverbay Corporation and Seller.

“Seller Contract” -- any contract with a customer of Seller incurred by Seller in the ordinary course of business for a sale order that was generated in the Business on or prior to the Closing and remains open as of the Closing, including, without limitation, the Riverbay Contracts.

“Termination Date” – May 15, 2015.

“Third Party” -- a Person that is not a party to this Agreement.

“Third-Party Claim” -- any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

Addendum II

Addresses for Notices

To Seller and/or Parent:

Green Energy Management Services, Inc.

575 Lexington Ave., 4th Floor

New York, NY 10022

Attention: Robert Thomson, Acting CFO and Chairman

Email: surferbobs@aol.com

With a copy to:

Foley Shechter LLP

65 Route 4 East

River Edge, New Jersey 07661

Attn.: Sasha Ablovatskiy

Email: sablovatskiy@foleyshechter.com

To Buyer:

Barrett Green Management LLC

422 East 72nd Street, 18th Floor

New York, NY 10022

Attn: Barry Korn

Email: bkorn@barrettgreen.net

With a copy to:

Tarter Krinsky & Drogin LLP

1350 Broadway,

New York, NY 10018

Attn: James G. Smith

Email: jsmith@tarterkrinsky.com